UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-39950

Evaxion A/S
(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f
DK-2970 Hoersholm
Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), Form F-1 (File No. 333-279153), Form F-1 (File No. 333-283304), and Form F-3 (File No. 333- 285778), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Explanatory Note

Correcting press release issued under same heading: Date in body text corrected to "November 6, 2025" as in headline.

Press Release

On October 31, 2025, Evaxion A/S (the “Company”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, issued a press release titled "Correction: Evaxion to announce business update and third quarter 2025 financial results on November 6, 2025". A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit Number	Description

99.1	Correction: Evaxion to announce business update and third quarter 2025 financial results on November 6, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evaxion A/S
(Registrant)

Date: October 31, 2025	By:	/s/ Birgitte Rønø
Birgitte Rønø
Interim Chief Executive Officer